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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                    GENTEK INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37245X104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Donald J. Liebentritt
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-454-1800
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 10, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 37245X104               13D/A                      Page 2 of 5 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Quetico, L.L.C.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

Illinois
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

0
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

0%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

OO
________________________________________________________________________________

CUSIP No. 37245X104               13D/A                      Page 3 of 5 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Donald J. Liebentritt
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

Illinois
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF                                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

0
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

0%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

IN
________________________________________________________________________________

CUSIP No. 37245X104               13D/A                     Page 4 of 5 Pages

This Schedule 13D/A relates to the common stock, par value $0.01 per share of GenTek Inc., a Delaware corporation (the "Issuer"). Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 2. Identity and Background

(a) through (c) - Quetico, L.L.C. ("Purchaser") is an Illinois limited liability company. Donald J. Liebentritt ("Member") is the sole member of Purchaser.

The business address of each of Purchaser and Member is Two North Riverside Plaza, Chicago, Illinois 60606. Member is an executive of a private investment company.

(d) and (e) - Neither of Purchaser or Member has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) - Member and all executive officers and directors of Purchaser are United States citizens.

ITEM 3. Source and Amount of Funds or Other Consideration

On June 24, 2003, Purchaser acquired a total of 4,852,732 shares of Issuer's common stock, par value $0.01 per share (the "Old Common Stock"), at a purchase price of $0.01 per share for a total purchase price of $48,527.32 (the
"Purchased Shares"). All funds used in acquiring the Purchased Shares were obtained from the working capital of Purchaser contributed by Member.

On October 11, 2002, Issuer filed with the United States Bankruptcy Court for the District of Delaware (the "Court") a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code, Case No. 02-12896 (MFW). On October 7, 2003, the Court entered an order confirming the Issuer's Final Plan of Reorganization, as modified (the "Plan"). On November 10, 2003, the Plan became effective and the Issuer emerged from Bankruptcy. Under the Plan, all of the Old Common Stock, including the Purchaser's Purchased Shares, has been cancelled. Holders of the Old Common Stock, including Purchaser, did not receive any distribution under the Plan.

ITEM 4. Purpose of the Transaction

Purchaser acquired the Purchased Shares for investment purposes pursuant to a Stock Purchase Agreement dated as of June 24, 2003 (the "Stock Purchase Agreement").

ITEM 5. Interest in Securities of the Issuer

(a) and (b) Upon the effectiveness of the Plan, Purchaser owns zero (0) shares of the Old Common Stock and zero (0) shares of the common stock, par value $0.01 per share, of the Issuer issued in connection with the Plan (the "New Common Stock").

(c) During the last 60 days, there have been no transactions in the Old Common Stock or the New Common Stock effected by Purchaser or Member.

(d) Not applicable.

(e) On November 10, 2003, each of Purchaser and Member ceased to be the beneficial owner of more than five percent of the shares of Old Common Stock outstanding

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchaser originally acquired its initial interests in Issuer for investment purposes pursuant to the Stock Purchase Agreement.

CUSIP No. 37245X104               13D/A                     Page 5 of 5 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 10, 2003


                                      QUETICO, L.L.C.

                                      By: /s/ Donald J. Liebentritt
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Sole Member


                                      By: /s/ Donald J. Liebentritt
                                         -------------------------------------
                                            DONALD J. LIEBENTRITT


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person ho signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)